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                    [CRAVATH, SWAINE & MOORE LLP LETTER HEAD]

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                                                                     May 8, 2007

                              BioFuel Energy Corp.
                       Registration Statement on Form S-1
                               File No. 333-139203

Dear Ms. Long:

          BioFuel Energy Corp. (the "Company") has filed today with the
Securities and Exchange Commission (the "Commission"), via EDGAR, Amendment No.
4 ("Amendment No. 4") to its Registration Statement on Form S-1 (File No.
333-139203) (the "Registration Statement"). Four clean copies of Amendment No. 4 to the Registration Statement, and four copies that are marked to show changes from Amendment No. 3 to the Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 4.

          Set forth below in bold font are the comments of the staff of the
Commission (the "Staff") contained in your letter dated May 8, 2007, and immediately below each comment is the response of the Company with respect thereto.

GENERAL
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1.   YOU DISCLOSE ON PAGE 41 THAT YOU ANTICIPATE A STOCK SPLIT TO EFFECT THE
     RECAPITALIZATION, WHICH WILL BE DETERMINED BASED ON THE FINAL OFFERING
     PRICE. PLEASE NOTE THAT YOU SHOULD GIVE RETROACTIVE EFFECT FOR ANY EXPECTED
     STOCK SPLIT TO YOUR FINANCIAL STATEMENTS AND DISCLOSURES THROUGHOUT THE
     FILING. PLEASE ADVISE OR REVISE ACCORDINGLY.

     We acknowledge the Staff's comment and have revised the disclosure on pages
     ii, 8, 39 and F-32 of the prospectus to describe the anticipated stock split and to provide the related sensitivity analysis. We confirm that once the actual stock split has been determined based upon the actual initial public offering price of the Company's common stock, we will update the disclosures in the prospectus accordingly to give retroactive effect to the stock split in the Company's financial statements and disclosures throughout the prospectus.

CAPITALIZATION, PAGE 37
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2.   PLEASE REVISE YOUR DISCLOSURE TO DISCLOSE THE AMOUNT OF THE INTRINSIC VALUE
     OF THE BENEFICIAL CONVERSION FEATURE, AND STATE THAT THE BENEFICIAL
     CONVERSION FEATURE IS THEN LIMITED TO $4.6 MILLION, WHICH IS THE AMOUNT OF
     PROCEEDS RECEIVED.

     We acknowledge the Staff's comment and have revised the disclosure in
     Amendment No. 4 to the Registration Statement accordingly. (See pages
     38-39).

3.   YOU INDICATE HERE THAT YOUR OWNERSHIP INTEREST IN THE LLC WILL BE 28% AND
     YOU INDICATE ON PAGE 34 THAT IT IS 44%. PLEASE REVISE YOUR DISCLOSURES HERE
     AND ELSEWHERE THROUGHOUT THE FILING SO THEY ARE CONSISTENT.

     We acknowledge the Staff's comment and have revised the disclosure in
     Amendment No. 4 to the Registration Statement accordingly. (See pages 35 and 38).

                     [The remainder of this page is blank.]

          Please contact the undersigned at (212) 474-1476, or, in my absence,
Craig F. Arcella at (212) 474-1024 or Ronald Cami at (212) 474-1048, with any questions or comments you may have.

                                     Very truly yours,

                                     Chrystie Hale Perry

Ms. Pamela A. Long
Assistant Director
     United States Securities and Exchange Commission
         Division of Corporation Finance
              100 F Street, N.E.
                  Washington, D.C. 20549-7010

Copy to:

Ms. Brigitte Lippmann,
    United States Securities and Exchange Commission

Mr. Jeffrey Gordon,
    United States Securities and Exchange Commission

Mr. Scott H. Pearce, BioFuel Energy Corp.

Mr. Michael N. Stefanoudakis, BioFuel Energy Corp.